Exhibit 99.1

iHuman Inc. Announces Fourth Quarter and Fiscal Year 2023 Unaudited Financial Results

BEIJING, China, February 29, 2024 -- iHuman Inc. (NYSE: IH) (“iHuman” or the “Company”), a leading provider of tech-powered, intellectual development products in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2023.

Fourth Quarter 2023 Highlights

•	Revenues were RMB250.4 million (US$35.3 million), compared with RMB260.7 million in the same period last year.
•	Gross profit was RMB178.2 million (US$25.1 million), compared with RMB181.0 million in the same period last year.
•	Operating income was RMB21.9 million (US$3.1 million), compared with RMB39.1 million in the same period last year.
•	Net income was RMB33.3 million (US$4.7 million), compared with RMB35.4 million in the same period last year.
•	Average total MAUs[1] reached a record-high of 25.38 million, a year-over-year increase of 14.2%.

Fiscal Year 2023 Highlights

•	Revenues were RMB1,018.1 million (US$143.4 million), compared with RMB985.5 million in fiscal year 2022.
•	Gross profit was RMB721.3 million (US$101.6 million), compared with RMB691.2 million in fiscal year 2022.
•	Operating income was RMB159.9 million (US$22.5 million), compared with RMB111.6 million in fiscal year 2022.
•	Net income was RMB180.9 million (US$25.5 million), compared with RMB109.8 million in fiscal year 2022.
•	Average total MAUs were 23.04 million, a year-over-year increase of 16.0%.

Dr. Peng Dai, Director and Chief Executive Officer of iHuman, commented, “As we look back on 2023, I am truly inspired by the accomplishments that we have achieved, especially considering the decline in China’s newborn population over the past few years. In response to the challenges posed by the declining birth rate, we have been actively expanding our presence in the international markets, diversifying our product portfolio, and developing products that cover a broader age demographic. These strategic efforts have helped us achieve remarkable progress. For instance, our globally-oriented app, Aha World, delivered impressive performance in 2023. By the end of the year, its YouTube and TikTok accounts collectively attracted over 200 million views. It also earned YouTube’s Silver Creator Award and rose to rank among the top three most popular children’s apps on the U.S. Apple app store in the fourth quarter. Meanwhile, our flagship product, iHuman Chinese, has consistently held the No.1 spot in the top-grossing category for children’s apps on the Apple app store in China for iPad users for nearly 4.5 years, according to Appfigures, a reputable American data analytics company. This past year has been marked by revenue growth and sustained profitability, and we once again set a new record for average total MAUs in the fourth quarter which further solidified our position as an industry leader.”

“We are also thrilled to announce the acquisition of intellectual property assets related to “Cosmicrew” from Kunpeng, an animation production studio within the Perfect World Group. This strategic acquisition is expected to generate significant synergies with our business. Firstly, “Cosmicrew” is a popular cartoon adventure series that has established a strong presence in the children’s entertainment sector. The light-hearted and delightful nature of this cartoon IP seamlessly compliments our overall product style and aesthetic. With the IP already integrated into some of our products before the acquisition, we now have greater autonomy over our creative content. In addition, we now can expand our product range further by developing additional IP offerings and derivatives, including animations, toys, and more. At the market level, “Cosmicrew” is a popular cartoon with a large audience base, and this acquisition will enable us to further extend our market reach and engage with a broader audience.”

1 “Average total MAUs” refers to the monthly average of the sum of the MAUs of each of the Company’s apps during a specific period, which is counted based on the number of unique mobile devices through which such app is accessed at least once in a given month, and duplicate access to different apps is not eliminated from the total MAUs calculation.

“As we continue to progress on our strategic initiatives, we remain fully dedicated to strengthening our core competencies through ongoing product enhancement. We have been enriching the content and functionality of our app products to elevate the digital experience of our users and have made further strides in integrating our online and offline offerings to create a more immersive and holistic journey for users. For example, we rolled out both multi-leveled physical books and a specially developed smart reading pen that complement our leveled English reading app, iHuman Fantastic Friends. This combination allows kids to explore captivating original English stories tailored to their proficiency level in physical and digital formats, offering them a flexible and simple reading experience while enhancing their understanding and engagement with the content.”

“In 2023, we further strengthened our comprehensive product suite, significantly expanded our international presence, and earned increased market recognition with several prestigious industry accolades. We achieved all these milestones despite a highly volatile and challenging macroeconomic climate, which I believe is a testament to the caliber of our products, the effectiveness of our strategies, and the resilience of our team in overcoming diverse economic challenges. As we enter 2024, I am filled with anticipation for the continued success that lies ahead.”

Ms. Vivien Weiwei Wang, Director and Chief Financial Officer of iHuman, added, “Our fourth quarter results ended 2023 on a positive note despite a turbulent global economic environment. While our fourth quarter results saw a marginal decrease year-over-year, it reflected a normalization from the exceptional fourth quarter performance last year, which was caused by a heightened demand driven by more indoor activities during the pandemic. From a full year perspective in 2023, despite the fact that everybody shifted back to regular routines and spent less time at home after the pandemic, we still achieved satisfactory growth as both revenues and MAUs increased compared to fiscal year 2022. We are also proud to announce our eighth consecutive quarter of profitability, with annual net income reaching RMB180.9 million. This achievement marks our second straight year of profitability since our IPO in 2020 and demonstrates that we have successfully charted a path of healthy and sustainable growth. The momentum we have sustained in our business operations has further solidified our financial position, which not only bolsters our capacity for ongoing growth and innovation, but also enables us to enhance returns to our shareholders through issuing a special cash dividend of US$0.02 per ordinary share, or US$0.10 per ADS. The approval of the special dividend by our board of directors reflects our confidence in our long-term growth potential and strong balance sheet. Moving forward, we will continue to execute on our strategic priorities and maintain a growth-oriented approach to create even greater value for our users and shareholders.”

Fourth Quarter 2023 Unaudited Financial Results

Revenues

Revenues were RMB250.4 million (US$35.3 million), compared with RMB260.7 million in the same period last year.

Average total MAUs for the quarter were 25.38 million, an increase of 14.2% year-over-year from 22.22 million in the same period last year. The number of paying users2 was 1.45 million.

Cost of Revenues

Cost of revenues was RMB72.2 million (US$10.2 million), a decrease of 9.4% from RMB79.7 million in the same period last year, primarily due to decreased channel costs.

Gross Profit and Gross Margin

Gross profit was RMB178.2 million (US$25.1 million), compared with RMB181.0 million in the same period last year. Gross margin was 71.2%, compared with 69.4% in the same period last year.

2 “Paying users” refers to users who paid subscription fees for premium content on any of the Company’s apps during a specific period; a user who makes payments across different apps using the same registered account is counted as one paying user, and a user who makes payments for the same app multiple times in the same period is counted as one paying user.

Operating Expenses

Total operating expenses were RMB156.4 million (US$22.0 million), an increase of 10.2% from RMB141.9 million in the same period last year.

Research and development expenses were RMB66.3 million (US$9.3 million), compared with RMB66.8 million in the same period last year.

Sales and marketing expenses were RMB64.5 million (US$9.1 million), an increase of 40.8% from RMB45.8 million in the same period last year, primarily due to increased strategic spending on promotional activities and brand enhancement.

General and administrative expenses were RMB25.5 million (US$3.6 million), a decrease of 12.7% from RMB29.3 million in the same period last year, primarily due to payroll related cost-savings and other decreased expenses as a result of the continued optimization of our operational efficiency.

Operating Income

Operating income was RMB21.9 million (US$3.1 million), compared with RMB39.1 million in the same period last year.

Net Income

Net income was RMB33.3 million (US$4.7 million), compared with RMB35.4 million in the same period last year.

Basic and diluted net income per ADS were RMB0.63 (US$0.09) and RMB0.61 (US$0.09), respectively, compared with RMB0.67 and RMB0.66 in the same period last year. Each ADS represents five Class A ordinary shares of the Company.

Deferred Revenue and Customer Advances

Deferred revenue and customer advances were RMB318.6 million (US$44.9 million) as of December 31, 2023, compared with RMB379.1 million as of December 31, 2022.

Cash and Cash Equivalents

Cash and cash equivalents were RMB1,213.8 million (US$171.0 million) as of December 31, 2023, compared with RMB1,050.0 million as of December 31, 2022.

Fiscal Year 2023 Unaudited Financial Results

Revenues

Revenues were RMB1,018.1 million (US$143.4 million), an increase of 3.3% from RMB985.5 million in fiscal year 2022.

Average total MAUs were 23.04 million, an increase of 16.0% year-over-year from 19.86 million in fiscal year 2022. The number of paying users for the year was 4.27 million.

Cost of Revenues

Cost of revenues was RMB296.9 million (US$41.8 million), compared with RMB294.3 million in fiscal year 2022.

Gross Profit and Gross Margin

Gross profit was RMB721.3 million (US$101.6 million), an increase of 4.4% from RMB691.2 million in fiscal year 2022. Gross margin was 70.8%, compared with 70.1% in fiscal year 2022.

Operating Expenses

Total operating expenses were RMB561.4 million (US$79.1 million), a decrease of 3.1% from RMB579.6 million in fiscal year 2022.

Research and development expenses were RMB257.5 million (US$36.3 million), a decrease of 17.8% from RMB313.5 million in fiscal year 2022, primarily due to cost savings in payroll-related expenses and outsourcing expenses.

Sales and marketing expenses were RMB199.5 million (US$28.1 million), an increase of 27.1% from RMB156.9 million in fiscal year 2022, primarily due to increased strategic spending on promotional activities and brand enhancement.

General and administrative expenses were RMB104.3 million (US$14.7 million), a decrease of 4.5% from RMB109.2 million in fiscal year 2022.

Operating Income

Operating income was RMB159.9 million (US$22.5 million), compared with RMB111.6 million in fiscal year 2022.

Net Income

Net income was RMB180.9 million (US$25.5 million), compared with RMB109.8 million in fiscal year 2022.

Basic and diluted net income per ADS were RMB3.43 (US$0.48) and RMB3.30 (US$0.46), respectively, compared with RMB2.06 and RMB2.03 in fiscal year 2022. Each ADS represents five Class A ordinary shares of the Company.

Special Cash Dividend

To deliver return of capital to shareholders, the Company’s board of directors (the “Board”) approved a special cash dividend of US$0.02 per ordinary share, or US$0.10 per ADS, to holders of ordinary shares and holders of ADSs as of the close of business on March 28, 2024 New York Time, payable in U.S. dollars. The aggregate amount of the special dividend will be approximately US$5.3 million. The payment date is expected to be on or around May 8, 2024 and May 15, 2024 for holders of ordinary shares and holders of ADSs, respectively.

Acquisition of IP Assets

The Company, through one of its consolidated affiliated entities, entered into an asset transfer agreement (the “Asset Transfer Agreement”) with Kunpeng, an animation production studio within the Perfect World Group (the “Transferors”). Pursuant to the Asset Transfer Agreement, the Company will acquire intellectual property assets related to “Cosmicrew” from Kunpeng, including copyrights and trademarks, among others, for a total consideration of RMB64.0 million. The consideration of the transaction was determined with the assistance of an independent third-party valuation firm. As the Transferors are related parties of the Company, the transaction has been approved by the Board and the audit committee of the Board, and is subject to customary closing conditions.

Exchange Rate Information

The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 29, 2023, which was RMB7.0999 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.

Non-GAAP Financial Measures

iHuman considers and uses non-GAAP financial measures, such as adjusted operating income, adjusted net income and adjusted diluted net income per ADS, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). iHuman defines adjusted operating income, adjusted net income and adjusted diluted net income per ADS as operating income, net income and diluted net income per ADS excluding share-based compensation expenses, respectively. Adjusted operating income, adjusted net income and adjusted diluted net income per ADS enable iHuman’s management to assess its operating results without considering the impact of share-based compensation expenses, which are non-cash charges. iHuman believes that these non-GAAP financial measures provide useful information to investors in understanding and evaluating the Company’s current operating performance and prospects in the same manner as management does, if they so choose.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools, which possibly do not reflect all items of expense that affect our operations. Share-based compensation expenses have been and may continue to be incurred in our business and are not reflected in the presentation of the non-GAAP financial measures. In addition, the non-GAAP financial measures iHuman uses may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited. The presentation of these non-GAAP financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with GAAP.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about iHuman’s beliefs and expectations, are forward-looking statements. Among other things, the description of the management’s quotations in this announcement contains forward-looking statements. iHuman may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: iHuman’s growth strategies; its future business development, financial condition and results of operations; its ability to continue to attract and retain users, convert non-paying users into paying users and increase the spending of paying users, the trends in, and size of, the market in which iHuman operates; its expectations regarding demand for, and market acceptance of, its products and services; its expectations regarding its relationships with business partners; general economic and business conditions; regulatory environment; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in iHuman’s filings with the SEC. All information provided in this press release is as of the date of this press release, and iHuman does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About iHuman Inc.

iHuman Inc. is a leading provider of tech-powered, intellectual development products in China that is committed to making the child-upbringing experience easier for parents and transforming intellectual development into a fun journey for children. Benefiting from a deep legacy that combines over two decades of experience in the parenthood industry, superior original content, advanced high-tech innovation DNA and research & development capabilities with cutting-edge technologies, iHuman empowers parents with tools to make the child-upbringing experience more efficient. iHuman’s unique, fun and interactive product offerings stimulate children’s natural curiosity and exploration. The Company’s comprehensive suite of innovative and high-quality products include self-directed apps, interactive content and smart devices that cover a broad variety of areas to develop children’s abilities in speaking, critical thinking, independent reading and creativity, and foster their natural interest in traditional Chinese culture. Leveraging advanced technological capabilities, including 3D engines, AI/AR functionality, and big data analysis on children’s behavior & psychology, iHuman believes it will continue to provide superior experience that is efficient and relieving for parents, and effective and fun for children, in China and all over the world, through its integrated suite of tech-powered, intellectual development products.

For more information about iHuman, please visit https://ir.ihuman.com/.

For investor and media enquiries, please contact:

iHuman Inc.

Mr. Justin Zhang

Investor Relations Director

Phone: +86 10 5780-6606

E-mail: ir@ihuman.com

Christensen

In China

Ms. Alice Li

Phone: +86-10-5900-1548

E-mail: alice.li@christensencomms.com

In the US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: linda.bergkamp@christensencomms.com

iHuman Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data)

	December 31,	December 31,	December 31,
	2022	2023	2023
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	1,049,999	1,213,767	170,956
Accounts receivable, net	79,614	60,832	8,568
Inventories, net	19,127	16,518	2,327
Amounts due from related parties	2,286	1,810	255
Prepayments and other current assets	102,765	89,511	12,607
Total current assets	1,253,791	1,382,438	194,713
Non-current assets
Property and equipment, net	9,205	6,169	869
Intangible assets, net	24,872	23,245	3,274
Operating lease right-of-use assets	12,782	3,648	514
Long-term investment	26,333	26,333	3,709
Other non-current assets	6,416	8,662	1,218
Total non-current assets	79,608	68,057	9,584
Total assets	1,333,399	1,450,495	204,297

LIABILITIES
Current liabilities
Accounts payable	24,206	22,139	3,118
Deferred revenue and customer advances	379,063	318,587	44,872
Amounts due to related parties	6,944	4,428	624
Accrued expenses and other current liabilities	144,717	143,677	20,236
Current operating lease liabilities	6,123	1,927	271
Total current liabilities	561,053	490,758	69,121
Non-current liabilities
Non-current operating lease liabilities	2,894	1,933	272
Total non-current liabilities	2,894	1,933	272
Total liabilities	563,947	492,691	69,393
SHAREHOLDERS’ EQUITY
Ordinary shares (par value of US$0.0001 per share, 700,000,000 Class A shares authorized as of December 31, 2022 and December 31, 2023; 125,122,382 Class A shares issued and 121,722,467 outstanding as of December 31, 2022; 125,122,382 Class A shares issued and 119,704,787 outstanding as of December 31, 2023; 200,000,000 Class B shares authorized, 144,000,000 Class B ordinary shares issued and outstanding as of December 31, 2022 and December 31, 2023; 100,000,000 shares (undesignated) authorized, nil shares (undesignated) issued and outstanding as of December 31, 2022 and December 31, 2023)	185	185	26
Additional paid-in capital	1,079,099	1,088,628	153,330
Treasury stock	(7,123)	(16,665)	(2,347)
Statutory reserves	7,967	8,164	1,150
Accumulated other comprehensive income	10,497	17,955	2,529
Accumulated deficit	(321,173)	(140,463)	(19,784)
Total shareholders’ equity	769,452	957,804	134,904
Total liabilities and shareholders’ equity	1,333,399	1,450,495	204,297

iHuman Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data)

	For the three months ended				For the year ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2022	2023	2023	2023	2022	2023	2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues	260,704	261,496	250,447	35,275	985,517	1,018,139	143,402
Cost of revenues	(79,707)	(74,871)	(72,201)	(10,169)	(294,343)	(296,868)	(41,813)

Gross profit	180,997	186,625	178,246	25,106	691,174	721,271	101,589

Operating expenses
Research and development expenses	(66,796)	(66,168)	(66,293)	(9,337)	(313,481)	(257,546)	(36,275)
Sales and marketing expenses	(45,811)	(53,994)	(64,511)	(9,086)	(156,916)	(199,504)	(28,100)
General and administrative expenses	(29,253)	(26,070)	(25,547)	(3,598)	(109,195)	(104,334)	(14,695)
Total operating expenses	(141,860)	(146,232)	(156,351)	(22,021)	(579,592)	(561,384)	(79,070)
Operating income	39,137	40,393	21,895	3,085	111,582	159,887	22,519
Other income, net	5,315	19,507	8,965	1,263	21,190	42,686	6,012
Income before income taxes	44,452	59,900	30,860	4,348	132,772	202,573	28,531
Income tax (expenses) / benefits	(9,019)	(7,984)	2,411	340	(22,953)	(21,666)	(3,052)
Net income	35,433	51,916	33,271	4,688	109,819	180,907	25,479

Net income per ADS:
- Basic	0.67	0.98	0.63	0.09	2.06	3.43	0.48
- Diluted	0.66	0.95	0.61	0.09	2.03	3.30	0.46

Weighted average number of ADSs:
- Basic	53,205,925	52,747,426	52,740,067	52,740,067	53,307,044	52,810,587	52,810,587
- Diluted	54,033,560	54,772,536	54,753,503	54,753,503	54,040,908	54,753,025	54,753,025

Total share-based compensation expenses included in:
Cost of revenues	168	67	64	9	348	299	42
Research and development expenses	2,564	1,160	1,115	157	6,377	4,055	571
Sales and marketing expenses	559	147	122	17	1,599	707	100
General and administrative expenses	1,757	1,105	817	115	4,720	4,374	616

iHuman Inc.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data)

	For the three months ended				For the year ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2022	2023	2023	2023	2022	2023	2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Operating income	39,137	40,393	21,895	3,085	111,582	159,887	22,519
Share-based compensation expenses	5,048	2,479	2,118	298	13,044	9,435	1,329
Adjusted operating income	44,185	42,872	24,013	3,383	124,626	169,322	23,848

Net income	35,433	51,916	33,271	4,688	109,819	180,907	25,479
Share-based compensation expenses	5,048	2,479	2,118	298	13,044	9,435	1,329
Adjusted net income	40,481	54,395	35,389	4,986	122,863	190,342	26,808

Diluted net income per ADS	0.66	0.95	0.61	0.09	2.03	3.30	0.46
Impact of non-GAAP adjustments	0.09	0.04	0.04	0.00	0.24	0.18	0.03
Adjusted diluted net income per ADS	0.75	0.99	0.65	0.09	2.27	3.48	0.49

Weighted average number of ADSs – diluted	54,033,560	54,772,536	54,753,503	54,753,503	54,040,908	54,753,025	54,753,025
Weighted average number of ADSs – adjusted	54,033,560	54,772,536	54,753,503	54,753,503	54,040,908	54,753,025	54,753,025